September 26, 2014

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 14, 2014

File No. 001-34991

Targa Resources Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 14, 2014

File No. 001-33303

Dear Ms. Thompson:

Set forth below are the responses of Targa Resources Corp., a Delaware corporation (the “Company,” “Targa,” “we,” “us” or “our”) and Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, File No. 001-34991 and the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, File No. 001-33303, both filed with the Commission on February 14, 2014. Each response below has been prepared and is being provided by the Company and Partnership, as applicable, each of which has authorized us to respond to the Staff’s comments on their behalf.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Securities and Exchange Commission

September 26, 2014

Targa Resources Corp.

General

1.	As previously requested, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 26, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 6. Selected Financial Data, page 57

2.	We note your response to comment 2 in our letter dated August 20, 2014. In addition to your proposed revisions to future filings, within sections of your filings that discuss dividends paid, such as pages 82 and 83, please revise future filings to clearly indicate instances where dividends paid were in excess of retained earnings or tell us why no revision is necessary.

RESPONSE:

The Company acknowledges the Staff’s comment. The Company’s future filings will clearly indicate instances where dividends paid were in excess of retained earnings in all sections of those filings that discuss dividends paid.

Note 4 – Business Acquisition, page F-15

3.	We note your response to comment 7 in our letter dated August 20, 2014. For each of the relevant factors that significantly contributed to your valuation of the contingent consideration liability that you included in your response, please provide us with summarized relevant quantitative information for each of your initial and subsequent measurements of the liability for each of the reporting dates included in your response, and tell us what facts and circumstances changed that impacted your estimate. For example, if you initially estimated that a certain volume of natural gas would be gathered and processed and actual volumes gathered and processed over the first 6 months of the initial forecast were not in line with the estimate, or the forecasted volumes decreased for another reason, please tell us how you determined the initial estimated volumes and the specific facts and circumstances that impacted actual volumes as well as the subsequent estimate.

RESPONSE:

The Company acknowledges the Staff’s comment.

On November 14, 2012, the Partnership signed the Membership Interest Purchase and Sales Agreement by and among Saddle Butte Pipeline LLC, Saddle Butte Fort Berthold Gathering, LLC and Saddle Butte Assets, LLC, and the Partnership (the “MIPSA”) to acquire the Badlands operations. The acquisition consideration included a contingent payment of $50 million (the “contingent consideration”) if aggregate crude oil gathering volumes exceeded certain monthly thresholds stipulated in the MIPSA in any one month during the period from January 2013 through June 2014. If the threshold was not attained during the contingency period, no payment would be owed. The contingency period fully expired on June 30, 2014 with no payment due.

Securities and Exchange Commission

September 26, 2014

The volumetric thresholds stipulated in the MIPSA increased for each month of the January 2013 through June 2014 contingency period. In the discussion below, the volumes of crude oil gathered as reported in our quarterly filings are discussed in reference to a quarterly average of the monthly threshold volumes included in the MIPSA.

The initial estimate of volumes was developed by management based on assumptions regarding producer drilling activity, rig counts, acreage dedications, and estimated timelines for the construction of new gathering pipelines and related facilities including the acquisition of required rights-of-way. We also considered publicly available information including public company investor presentations that discussed industry outlook for the area and specific well production results, as well as data from the North Dakota Industrial Commission’s Department of Mineral Resources, Oil and Gas Division regarding producer permitting activities and well production results. We used this information to forecast well drilling schedules and crude oil production decline curves for our areas of operation. Our estimates also included allowances for the unique conditions in North Dakota, including material supply logistics, availability of construction labor, local construction requirements, winter weather impacts and the pace of obtaining local approvals and right-of-way agreements in an area unaccustomed to the pace of production development that it was experiencing.

During negotiations of the acquisition and at the time of closing, we did not anticipate that the contingency would be paid based on the aggressive volumetric levels needed over the contingency period to achieve those volumetric thresholds. However, ASC 805-30-25-5 requires that the contingent consideration be included as part of the purchase price of the acquired company and recorded at fair value on the date of acquisition. Therefore, the valuation of the contingent liability required the recognition of the probability, if greater than zero, that those volumes might be reached. As the contingency payment was a binomial outcome (payment of either $50 million or $0), the recognition of an accrued liability of $15.3 million at acquisition was indicative of management’s view that the volumetric threshold was more than likely not to be met. The fair value of this contingent consideration was determined using the crude oil production forecast developed by management as discussed above and assessing the probability of achieving the MIPSA threshold in each month of the contingency period. The assessment at December 31, 2012 included certain favorable scenarios which, although of low probability, could possibly achieve the monthly volumetric thresholds during the 18-month contingency period. These upside scenarios were dependent on favorable outcomes for each of the assumptions, allowances and variables previously discussed.

Securities and Exchange Commission

September 26, 2014

In accordance with ASC 805-30-35-1, the contingent consideration was revalued at each subsequent reporting date based on updated management assumptions and historical data to date. Changes in the fair value of this accrued liability were included in earnings and reported as other income (expense) in the consolidated statements of operations in subsequent reporting periods. The updated valuations and changes in management’s assessment were disclosed in each of our Form 10-Qs during 2013 and Form 10-Ks for the year ended December 31, 2013.

As discussed in our letter dated September 3, 2014, relevant factors that contributed to our periodic assessments as to whether the contingent consideration volume thresholds would be achieved were:

i)	the length of the remaining contingency period;

ii)	construction progress and right of way acquisition to date;

iii)	seasonal curtailment of construction operations due to severe weather conditions in North Dakota, which slows construction during the winter months, particularly from late November through early March; and

iv)	historical and projected producer volumes.

In general terms, volumetric growth was slower than originally expected and the probability of paying the contingency declined over time. Our quarterly estimates were made in a consistent fashion until the contingent liability was eliminated.

For the quarter ended March 31, 2013, the first quarter following the acquisition, our reported crude gathering volumes averaged 31.5 MBbl/d, which corresponded to approximately 33% of the average of the MIPSA threshold volumes for that quarter. Our volumetric assessment was unchanged with only three months of historical construction and operating data available and fifteen months remaining in the contingency period. The increase to the contingent consideration liability of $0.3 million was attributable to accretion of the discount factor due to the passage of time.

For the quarter ended June 30, 2013, our reported crude gathering volumes were 38.3 MBbl/d, which corresponded to approximately 34% of the average of the MIPSA threshold volumes for that quarter. With six months of historical construction and operating data available, and with twelve months remaining in the contingency period, we revised our assessment, to reduce, but not eliminate, the likelihood of achieving the MIPSA volumetric thresholds. The decrease of $6.2 million from the December 31, 2012 valuation reflected this assessment of the reduced likelihood of meeting the stipulated volumetric thresholds, net of accretion of the discount factor due to the passage of time. Specifically, the impacts of construction delays due to winter weather conditions in early 2013 and delays in obtaining rights-of-way required for construction reduced management’s estimate of the probability of achieving the MIPSA threshold volumes.

Securities and Exchange Commission

September 26, 2014

For the quarter ended September 30, 2013, actual crude gathering volumes were 52.4 MBbl/d, which corresponded to approximately 39% of the average of the MIPSA threshold volumes for that quarter. The elimination of the contingent liability reflected our updated assessment that it would not be possible to achieve the stipulated volumetric thresholds and that the $50 million contingent payment to Saddle Butte Pipeline LLC would not be made. As of September 30, 2013, all available information indicated to management that none of the scenarios that originally gave rise to the acquisition date contingent liability were achievable, and therefore, we estimated a probability of 0% that the volumetric thresholds would be met within the contingency period. Our assessment reflected nine months of historical construction and operating data and recognized that only nine months remained in the contingency period. While crude gathering volumes had increased considerably over the prior quarter, continued delays in right-of-way acquisition and the passage of three additional months of the peak construction season eliminated any remaining possibility that progress would be sufficient to meet the MIPSA thresholds by June 30, 2014.

*        *        *         *        *

Securities and Exchange Commission

September 26, 2014

Please direct any questions that you have with respect to the foregoing to Christopher S. Collins of Vinson & Elkins L.L.P. at (713) 758-4436.

Very truly yours,

TARGA RESOURCES PARTNERS LP

By:	Targa Resources GP LLC, its general partner

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Senior Vice President, Chief Financial Officer and Treasurer

TARGA RESOURCES CORP.

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Senior Vice President, Chief Financial Officer and Treasurer

Enclosures

cc:	Christopher S. Collins, Vinson & Elkins L.L.P.